SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, January 19, 2018

Securities and Exchange Commission of Brazil

Rua Sete de Setembro, 111, 33º andar

Centro, Rio de Janeiro - RJ

Ref:    Official Letter 24/2018/CVM/SEP/GEA-1

Dear Sirs,

In reference to Official Letter 24/2018/CVM/SEP/GEA-1 (“Letter”), dated January 18, 2018, through which you requested clarifications from Braskem S.A. (“Braskem” or “Company”) about the news report published, on January 17, 2018, in the column of Ancelmo Gois in the newspaper O Globo, entitled “Kramer vs Kramer,” as follows:

 “Dear Officer,

1.    We refer you to the news article published on January 17, 2018, in the column of Ancelmo Gois of the newspaper O Globo, entitled: “Kramer vs Kramer,” which contains the following statements:

 “Braskem has sued Petrobras, accusing the state-owned oil company of unilaterally altering the conditions of the propylene supply contract. The oil company, as you know, is Odebrecht’s minority partner in Braskem, although the stake is up for sale.”

2.    In this regard, we request that the company confirm the veracity of the news report and, if affirmative, explain the reasons why it was not the subject-matter of a material fact notice and provide any other information deemed relevant on the topic.

3.    We remind you that CVM Instruction 358/02, Article 4, Sole Paragraph establishes the requirement to question the managers and controlling shareholders of the Company, as well as any other persons with access to material acts or facts, to determine if such persons are aware of information that should be disclosed to the market.

4.    Said response must be made via the Sistema Empresa.NET system, in the category:  Notice to the Market, type:  Clarifications of CVM/B3 Consultations, subject matter:  News Report Published in Media, which should include a transcription of this official letter.

Rua Lemos Monteiro, 120 - 24º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

5.    Please be advised that, as determined by the Company Relations Superintendent, in the exercise of their legal powers and, based on item II, Article 9 of Federal Law 6,385/76 and on CVM Instruction 452/07, a fine of one thousand reais (R$1,000.00) will be levied, without prejudice to other administrative sanctions, for non-compliance with the requirements of this letter, sent exclusively via e-mail, by January 19, 2018, notwithstanding the provisions in the Sole Paragraph of Article 6 of CVM Instruction 358/02.”

With regard to the above, Braskem clarifies to the market and its shareholders that it only has filed motions to suspend the period of limitation, seeking to preserve the Company’s rights in the discussion of contractual disputes arising from the normal course of commercial relations between the two companies.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

Rua Lemos Monteiro, 120 - 24º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.